UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

January 02, 2024

Barclays PLC
(Name of Registrant)

1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x Form 40-F

This Report on Form 6-K is filed by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Exhibit No. 1	Total Voting Rights dated 01 December 2023
Exhibit No. 2	Director/PDMR Shareholding dated 07 December 2023
Exhibit No. 3	Holding(s) in Company dated 08 December 2023
Exhibit No. 4	Director/PDMR Shareholding dated 14 December 2023
Exhibit No. 5	Director/PDMR Shareholding dated 18 December 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: January 02, 2024

By: /s/ Garth Wright --------------------------------
Garth Wright
Assistant Secretary

Exhibit No. 1

1 December 2023

Barclays PLC

Total Voting Rights

In accordance with the Financial Conduct Authority's (FCA) Disclosure Guidance and Transparency Rule 5.6.1R, Barclays PLC notifies the market that as of 30 November 2023, Barclays PLC's issued share capital consists of 15,134,625,358 Ordinary shares with voting rights.

There are no Ordinary shares held in Treasury.

The above figure 15,134,625,358 may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, Barclays PLC under the FCA's Disclosure Guidance and Transparency Rules.

- Ends -

For further information, please contact:

Investor Relations Marina Shchukina +44 (0)20 7116 2526	Media Relations Jon Tracey +44 (0)20 7116 4755

 Exhibit No. 2

7 December 2023

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Nigel Higgins
2	Reason for the notification
a)	Position/status	Group Chairman
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction	Acquisition of Shares
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares
		£1.3867 per Share	200,000
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2023-12-07
f)	Place of the transaction	London Stock Exchange (XLON)

For further information please contact:

Investor Relations                                                       Media Relations

Marina Shchukina +44 (0) 20 7116 2526                   Jonathan Tracey +44 (0) 20 7116 4755

Exhibit No. 3

TR-1: Standard form for notification of major holdings

NOTIFICATION OF MAJOR HOLDINGS

1a. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached :		BARCLAYS PLC
1b. Please indicate if the issuer is a non-UK issuer (please mark with an "X" if appropriate)
Non-UK issuer
2. Reason for the notification (please mark the appropriate box or boxes with an "X")
An acquisition or disposal of voting rights				X
An acquisition or disposal of financial instruments
An event changing the breakdown of voting rights
Other (please specify) :
3. Details of person subject to the notification obligation
Name		1. Qatar Holding LLC 2. Qatar Investment Authority (as parent undertaking only)
City and country of registered office (if applicable)		Doha, Qatar
4. Full name of shareholder(s) (if different from 3.)
Name
City and country of registered office (if applicable)
5. Date on which the threshold was crossed or reached :		7 December 2023
6. Date on which issuer notified (DD/MM/YYYY):		7 December 2023
7. Total positions of person(s) subject to the notification obligation
	% of voting rights attached to shares (total of 8. A)	% of voting rights through financial instruments(total of 8.B 1 + 8.B 2)	Total of both in % (8.A + 8.B)	Total number of voting rights held in issuer (8.A + 8.B)
Resulting situation on the date on which threshold was crossed or reached	2.775891	0.00	2.775891	420,120,691
Position of previous notification (if applicable)	5.99	0.00	5.99

8. Notified details of the resulting situation on the date on which the threshold was crossed or reached
A: Voting rights attached to shares
Class/type ofshares ISIN code (if possible)	Number of voting rights			% of voting rights
		Direct (DTR5.1)	Indirect (DTR5.2.1)	Direct (DTR5.1)	Indirect (DTR5.2.1)
Ordinary shares of 25 pence each GB0031348658		420,120,691	0.00	2.775891	0.00

SUBTOTAL 8. A	420,120,691			2.775891

B 1: Financial Instruments according to DTR5.3.1R (1) (a)
Type of financial instrument	Expirationdate	Exercise/Conversion Period		Number of voting rights that may be acquired if the instrument is exercised/converted.	% of voting rights

		SUBTOTAL 8. B 1

B 2: Financial Instruments with similar economic effect according to DTR5.3.1R (1) (b)
Type of financial instrument	Expirationdate	Exercise/Conversion Period	Physical or cash Settlement	Number of voting rights	% of voting rights

			SUBTOTAL 8.B.2

9. Information in relation to the person subject to the notification obligation (please mark the applicable box with an "X")
Person subject to the notification obligation is not controlled by any natural person or legal entity and does not control any other undertaking(s) holding directly or indirectly an interest in the (underlying) issuer

Full chain of controlled undertakings through which the voting rights and/or thefinancial instruments are effectively held starting with the ultimate controlling natural person or legal entity (please add additional rows as necessary)
X
Ultimate controlling Person	Name of controlled undertaking	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold
Qatar Investment Authority	Qatar Holding LLC	N.A	N.A	N.A.

10. In case of proxy voting, please identify:
Name of the proxy holder
The number and % of voting rights held
The date until which the voting rights will be held

11. Additional information
As required under the DTRs, this notification has been prepared using the total voting rights figure of 15,134,625,358 as set out in the public announcement made by Barclays PLC dated 1 December 2023. Qatar Investment Authority is the parent undertaking of Qatar Holding LLC.

Place of completion	Doha, Qatar
Date of completion	7 December 2023

 Exhibit No. 4

14 December 2023

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

Barclays PLC (the "Company") announces certain transactions by persons discharging managerial responsibility ("PDMRs") in ordinary shares of the Company with a nominal value of 25 pence each ("Shares").

1.
On 12 December 2023 the Trustee notified the Company that on 12 December 2023 it delivered Shares in respect of the quarterly payment of the Share element of PDMRs' fixed remuneration for the three month period to 31 December 2023. The Shares are subject to a holding period with restrictions lifting in equal tranches over five years (20% each year).

1.  Shares in respect of the quarterly payment of the Share element of PDMRs' fixed remuneration

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	C.S. Venkatakrishnan
2	Reason for the notification
a)	Position/status	Group Chief Executive
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above pursuant to a trading plan entered into on 6 March 2019. The Shares delivered are in respect of the quarterly payment of the Share element of the individual's fixed remuneration for the three month period to 31 December 2023. The Shares are subject to a holding period with restrictions lifting in equal tranches over five years (20% each year).

c)	Price(s) and volume(s)	Price(s)	Volume(s): Gross Number of Shares
		£1.4282 per Share	251,627
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2023-12-12
f)	Place of the transaction	London Stock Exchange (XLON)
4.2	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Sale of Shares to cover income tax and social security liability due on the delivery of Shares
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares
		£1.4282 per Share	131,098
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2023-12-12
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Anna Cross
2	Reason for the notification
a)	Position/status	Group Finance Director
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above pursuant to a trading plan entered into on 24 May 2022. The Shares delivered are in respect of the quarterly payment of the Share element of the individual's fixed remuneration for the three month period to 31 December 2023. The Shares are subject to a holding period with restrictions lifting in equal tranches over five years.

c)	Price(s) and volume(s)	Price(s)	Volume(s): Gross Number of Shares
		£1.4282 per Share	157,540
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2023-12-12
f)	Place of the transaction	London Stock Exchange (XLON)
4.2	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Sale of Shares to cover income tax and social security liability due on the delivery of Shares
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares
		£1.4282 per Share	74,044
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2023-12-12
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Paul Compton
2	Reason for the notification
a)	Position/status	Global Head of the Corporate and Investment Bank and President of Barclays Bank PLC
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above pursuant to a trading plan entered into on 20 March 2019. The Shares delivered are in respect of the quarterly payment of the Share element of the individual's fixed remuneration for the three month period to 31 December 2023. The Shares are subject to a holding period with restrictions lifting in equal tranches over five years (20% each year).

c)	Price(s) and volume(s)	Price(s)	Volume(s): Gross Number of Shares
		£1.4282 per Share	266,174
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2023-12-12
f)	Place of the transaction	London Stock Exchange (XLON)
4.2	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Sale of Shares to cover income tax and social security liability due on the delivery of Shares
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares
		£1.4282 per Share	144,666
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2023-12-12
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Alistair Currie
2	Reason for the notification
a)	Position/status	Group Chief Operating Officer and Chief Executive of Barclays Execution Services
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y92JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above pursuant to a trading plan entered into on 28 August 2019. The Shares delivered are in respect of the quarterly payment of the Share element of the individual's fixed remuneration for the three month period to 31 December 2023. The Shares are subject to a holding period with restrictions lifting in equal tranches over five years (20% each year).

c)	Price(s) and volume(s)	Price(s)	Volume(s): Gross Number of Shares
		£1.4282 per Share	105,027
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2023-12-12
f)	Place of the transaction	London Stock Exchange (XLON)
4.2	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Sale of Shares to cover income tax and social security liability due on the delivery of Shares
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares
		£1.4282 per Share	49,363
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2023-12-12
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Kirsty Everett
2	Reason for the notification
a)	Position/status	Group Chief Compliance Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y92JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above pursuant to a trading plan entered into on 30 August 2023. The Shares delivered are in respect of the quarterly payment of the Share element of the individual's fixed remuneration for the three month period to 31 December 2023. The Shares are subject to a holding period with restrictions lifting in equal tranches over five years (20% each year).

c)	Price(s) and volume(s)	Price(s)	Volume(s): Gross Number of Shares
		£1.4282 per Share	52,513
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2023-12-12
f)	Place of the transaction	London Stock Exchange (XLON)
4.2	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Sale of Shares to cover income tax and social security liability due on the delivery of Shares
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares
		£1.4282 per Share	24,682
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2023-12-12
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Matthew Hammerstein
2	Reason for the notification
a)	Position/status	CEO, Barclays Bank UK PLC
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above pursuant to a trading plan entered into on 28 August 2019. The Shares delivered are in respect of the quarterly payment of the Share element of the individual's fixed remuneration for the three month period to 31 December 2023. The Shares are subject to a holding period with restrictions lifting in equal tranches over five years (20% each year).

c)	Price(s) and volume(s)	Price(s)	Volume(s): Gross Number of Shares
		£1.4282 per Share	60,495
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2023-12-12
f)	Place of the transaction	London Stock Exchange (XLON)
4.2	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Sale of Shares to cover income tax and social security liability due on the delivery of Shares.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares
		£1.4282 per Share	28,433
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2023-12-12
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Vim Maru
2	Reason for the notification
a)	Position/status	Global Head of Consumer Banking and Payments
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above pursuant to a trading plan entered into on 21 February 2023. The Shares delivered are in respect of the quarterly payment of the Share element of the individual's fixed remuneration for the three month period to 31 December 2023. The Shares are subject to a holding period with restrictions lifting in equal tranches over five years (20% each year).

c)	Price(s) and volume(s)	Price(s)	Volume(s): Gross Number of Shares
		£1.4282 per Share	87,522
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2023-12-12
f)	Place of the transaction	London Stock Exchange (XLON)
4.2	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Sale of Shares to cover income tax and social security liability due on the delivery of Shares.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares
		£1.4282 per Share	41,136
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2023-12-12
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Tristram Roberts
2	Reason for the notification
a)	Position/status	Group HR Director
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above pursuant to a trading plan entered into on 6 March 2019. The Shares delivered are in respect of the quarterly payment of the Share element of the individual's fixed remuneration for the three month period to 31 December 2023. The Shares are subject to a holding period with restrictions lifting in equal tranches over five years (20% each year).

c)	Price(s) and volume(s)	Price(s)	Volume(s): Gross Number of Shares
		£1.4282 per Share	136,054
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2023-12-12
f)	Place of the transaction	London Stock Exchange (XLON)
4.2	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Sale of Shares to cover income tax and social security liability due on the delivery of Shares.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares
		£1.4282 per Share	63,946
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2023-12-12
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Taalib Shaah
2	Reason for the notification
a)	Position/status	Group Chief Risk Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above pursuant to a trading plan entered into on 17 November 2020. The Shares delivered are in respect of the quarterly payment of the Share element of the individual's fixed remuneration for the three month period to 31 December 2023. The Shares are subject to a holding period with restrictions lifting in equal tranches over five years (20% each year).

c)	Price(s) and volume(s)	Price(s)	Volume(s): Gross Number of Shares
		£1.4282 per Share	122,531
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2023-12-12
f)	Place of the transaction	London Stock Exchange (XLON)
4.2	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Sale of Shares to cover income tax and social security liability due on the delivery of Shares.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares
		£1.4282 per Share	57,590
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2023-12-12
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Stephen Shapiro
2	Reason for the notification
a)	Position/status	Group General Counsel
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above pursuant to a trading plan entered into on 27 August 2020. The Shares delivered are in respect of the quarterly payment of the Share element of the individual's fixed remuneration for the three month period to 31 December 2023. The Shares are subject to a holding period with restrictions lifting in equal tranches over five years (20% each year).

c)	Price(s) and volume(s)	Price(s)	Volume(s): Gross Number of Shares
		£1.4282 per Share	61,265
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2023-12-12
f)	Place of the transaction	London Stock Exchange (XLON)
4.2	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Sale of Shares to cover income tax and social security liability due on the delivery of Shares.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares
		£1.4282 per Share	28,795
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2023-12-12
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Sasha Wiggins
2	Reason for the notification
a)	Position/status	Group Head of Public Policy and Corporate Responsibility
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above pursuant to a trading plan entered into on 6 June 2020. The Shares delivered are in respect of the quarterly payment of the Share element of the individual's fixed remuneration for the three month period to 31 December 2023. The Shares are subject to a holding period with restrictions lifting in equal tranches over five years (20% each year).

c)	Price(s) and volume(s)	Price(s)	Volume(s): Gross Number of Shares
		£1.4282 per Share	39,385
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2023-12-12
f)	Place of the transaction	London Stock Exchange (XLON)
4.2	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Sale of Shares to cover income tax and social security liability due on the delivery of Shares.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares
		£1.4282 per Share	18,511
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2023-12-12
f)	Place of the transaction	London Stock Exchange (XLON)

For further information please contact:

Investor Relations                                                       Media Relations

Marina Shchukina +44 (0) 20 7116 2526                   Jonathan Tracey +44 (0) 20 7116 4755

 Exhibit No. 5

18 December 2023

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

Barclays PLC (the "Company") announces certain transactions by persons discharging managerial responsibility ("PDMRs") in ordinary shares of the Company with a nominal value of 25 pence each ("Shares") as set out below.

1. Acquisition and sale of shares following exercise of Barclays Group SAYE Share Option Scheme

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Taalibhusain Shaah
2	Reason for the notification
a)	Position/status	Group Chief Risk Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction	Acquisition of Shares following the exercise of an option granted under the Barclays Group SAYE Share Option Scheme.
c)	Price(s) and volume(s)	Option Price(s)	Volume(s): Number of Shares
		£0.84 per Share	12,857
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2023-12-14
f)	Place of the transaction	London Stock Exchange (XLON)
4.2	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Sale of Shares following the exercise of an option and acquisition of Shares under the Barclays Group SAYE Share Option Scheme
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares
		£1.4944 per Share	12,857
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2023-12-14
f)	Place of the transaction	London Stock Exchange (XLON)

2. Sale of Shares

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Taalibhusain Shaah
2	Reason for the notification
a)	Position/status	Group Chief Risk Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction	Disposal of Shares by Solium Capital UK Limited in its capacity as administrator of the Barclays' nominee service.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares
		£1.4978 per Share	30,237
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2023-12-14
f)	Place of the transaction	London Stock Exchange (XLON)

For further information please contact:

Investor Relations                                                            Media Relations

Marina Shchukina +44 (0) 20 7116 2526                        Jonathan Tracey +44 (0) 20 7116 4755